Schedule 13 D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

(CUSIP Number)

Jesper Ovesen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1

0900 Copenhagen C, Denmark

Tel: +45 6663 7650

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Schedule 13 D/A

This Amendment No. 17 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) amends and supplements the Schedule 13D filed by TDC on July 15, 1997, as amended prior to this Amendment No. 17 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by TDC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 17, now relates to the beneficial ownership by TDC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“TDC regards its 64.6% holding in the Issuer as a non-core business. In June 2008, a review of the strategic alternatives for the Issuer was initiated. The review, which may have resulted in a divestment of TDC’s holding, was however suspended in light of the negative macro-economic development in Hungary and in the rest of Eastern Europe as well as the desire to redomicile the Issuer. TDC has throughout this process engaged and expects to continue to engage from time to time in discussions and negotiations with third parties with respect to a potential divestiture and other alternative transactions. However, no assurances can currently be given as to the form, terms or timing of any such transaction. The aforementioned redomiciliation process has been finalized and it is TDC’s intention to divest its 64.6% holding in one or more transactions. Accordingly, the Issuer’s operations are reclassified as “Discontinued Operations” in TDC’s consolidated financial statements.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

TDC A/S

By:

/s/ Eva Berneke

Name: Eva Berneke

Title:

Senior Executive Vice

President and Head of HR

and Group Strategy

By:

/s/ Jesper Ovesen

Name: Jesper Ovesen

Title:

Senior Executive Vice

President and Chief Financial

Officer